Exhibit 99.1

GREENBROOK TMS PROVIDES BI-WEEKLY MCTO STATUS UPDATE

April 12, 2023 – Toronto, ON – Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”) is providing this update on the status of the management cease trade order granted by the Ontario Securities Commission (the “OSC”), the Company’s principal regulator in Canada, on April 5, 2023 (the “MCTO”) under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”).

The MCTO was granted following Greenbrook’s application to the OSC once it was determined that the Company was not in a position to file its annual report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”), which includes the Company’s annual consolidated financial statements as at and for the year ended December 31, 2022, the related management’s discussion and analysis, the Company’s annual information form, and CEO and CFO certificates relating to the audited annual financial statements, as required by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (such filings, collectively, the “Required Documents”) by the prescribed filing deadline in Canada of March 31, 2023, as initially announced on March 29, 2023 (the “Default Announcement”).

The management cease trade order prevents the Company’s CEO and CFO from trading in Greenbrook’s securities but does not affect the ability of other shareholders, including the public, to trade in securities of Greenbrook.

The Company is continuing to work diligently to complete the preparation of the analysis to conclude and facilitate the audit of the annual consolidated financial statements by KPMG LLP at the earliest possible date, and currently expects to be in a position to file the Required Documents by April 17, 2023.

Greenbrook confirms that, since the date of the Default Announcement: (i) there has been no material change to the information set out in the Default Announcement that has not been generally disclosed; (ii) there has been no failure by Greenbrook in fulfilling its stated intentions with respect to satisfying the provisions of the alternative information guidelines set out in NP 12-203; (iii) there has not been any other specified default by Greenbrook under NP 12-203; and (iv) there is no other material information concerning the affairs of Greenbrook that has not been generally disclosed.

Greenbrook confirms that it will continue to satisfy the provisions of the alternative information guidelines under NP 12-203 by issuing bi-weekly default status reports in the form of news releases for so long as it remains in default of the above-noted filing requirements.

About Greenbrook TMS Inc.

Operating through 133 Company-operated treatment centers (following completion of the Company’s previously-announced restructuring plan), Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than one million treatments to over 27,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including statements regarding the timing, review, audit, completion and filing of the Required Documents and Greenbrook’s intentions to continue to satisfy the provisions of the alternative information guidelines under NP 12-203, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, risks relating to our ability to successfully complete the Restructuring Plan, risks relating to our ability to satisfy cash requirements necessary to operate our business and remain in compliance with our credit facility, macroeconomic factors such as inflation and recessionary conditions, as well as the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, in the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2022, and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.